Mail Stop 3561

September 4, 2009

Mr. Michael R. Dunn
Chief Executive Officer
Who's Your Daddy, Inc.
26381 Crown Valley Parkway, Suite 230
Mission Viejo, CA 92691

> **Re: Who's Your Daddy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 000-33519**

Dear Mr. Dunn:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services